Laura R. Kuntz Partner 65 Livingston Avenue T 973 597 2398 F 973 597 2399 lkuntz@lowenstein.com

June 24, 2013

Securities and Exchange Commission

Washington, DC 20549

Attn.: Mark Webb, Legal Branch Chief

Re:	Center Bancorp, Inc. (the “Company”) Registration Statement on Form S-3 Filed: June 10, 2013 File No. 333-189210

Dear Mr. Webb:

As counsel to the Company, this letter is written in response to your letter, dated June 20, 2013, to Mr. Anthony C. Weagley, President and Chief Executive Officer of the Company, concerning the Company’s universal shelf registration statement on Form S-3 (File No. 333-189210) (the “Registration Statement”).

In response to your letter, the Company is filing Amendment No. 1 to the Registration Statement with a revised Exhibit 5.1, in which the language referenced in your letter has been removed.

Please confirm you have no further comments, and the Company will proceed to file an acceleration request.

If you have any questions, please do not hesitate to contact me at 973 597 2398.

Very truly yours,

/s/ Laura R. Kuntz

Laura R. Kuntz

cc:	Mr. Anthony C. Weagley
Mr. David Lin